THE CAVALIER GROUP

October 12, 2005

Office Of Small Business Operations,
Securities & Exchange Commission,
Mail Stop 7010, 450 Fifth Street,
Washington, D.C. 20549-7010

Attention: Ms. Pamela A. Long, Assistant Director

Dear Sirs:

Re:	The Cavalier Group
Registration Statement on Form SB-2 Filed on October 12, 2005
File Number 333-127016

We have reviewed your comment letter dated September 27, 2005, have made revisions to the filing and have the following comments and responses. Along with this letter we have provided by separate mailing a hard copy and a black-line copy of the amended filing. In addition, our letter provides either an explanation of our response or quotes the amended wording, as applicable. Please note that page references in the SB-2A2 filing refer to the formal EDGAR filing (hard copy attached) – not to the black-line version.

General

1.

We have filed as part of the Registration Statement interim financial statement up to August 31. We have altered the Summary Information About the Company on Page 6 to reflect relevant data as well as made wording changes throughout the document to indicate that the audited financial statements to May 31 and the interim financial statements to August 31, 2005 are both attached. We have also altered the financial data under Results of Operations and in other pertinent sections to reflect the three month and inception to August 31, 2005 results indicated on the interim statements.

2.

We have removed all references to “mining”, “mineral”, “mining operations”, “operations” or “operating” except where they must be used as a generic term explaining an industry or are part of a legal phrase, e.g. Ontario Mining Act or to distinguish one part of the exploration business from another – mineral exploration versus petroleum exploration.

Registration Statement Cover Page

3.	We have added the registration statement file number (333-127016) as line 6 on the cover page.

5728 – 125A Street, Surrey, B.C. V3X 3G8 Canada
Phone: (604) 597-0028 Fax: (604) 590-3123 e-mail: cavaliergroup@gmail.com

Ms. Pamela A. Long	2.
Securities & Exchange Commission
October 12, 2005

4.	In the Calculation of Registration Fee table we have replaced the dollar value in column two, last row, with the total number of shares being offered (3,200,000)

Summary of Prospectus

5.

We have added a sentence to the end of the first paragraph of the section Summary Information About the Cavalier Group stating “If we do not find we will be unable to proceed with the next phase of exploration”.

Determination of the Offering Price

6.	We do not find any reference to the term “arms-length relationships” in this section.

Further, under the section Recent Sales of Unregistered Securities we have deleted the reference to arms-length. The term in the registration statement is now only used to describe the relationship between the Corporation and the vendor under the claims option agreement.

Plan of Distribution

7.	Cavalier and Gerald Williams understood a different interpretation of Rule 3a4-1 to that provided in your letter and therefore ask for your direction as to how to address the issue.

Mr. Williams had no intention of placing himself into the position of a broker dealer.

Selling Shareholders

8.	We have added a column to the Selling Shareholders’ Table indicating Mr. Williams relationship with each of the selling shareholders.

Directors and Executive Officers

9.	We have added the following material to the first paragraph following Mr. Williams’ biography to further delineate the work carried on by Stallion in its first phase exploration program:

“On July 25, 2005 a crew went to claim in north-western British Columbia to commence phase I of the planned two phase exploration program. The crew completed their work on August 05, 2005 with samples being sent to a laboratory for geochemical analysis. The work re-established the 2003 base line grid, conducted a ground level electromagnetic survey over that grid and an airborne electromagnetic (EM) survey followed by approximately 800 feet of diamond drilling over selected target areas based on the results of previous exploration coordinated with the results of the EM surveys. Further rock and geochemical sampling of those areas determined by the geological and EM surveys was also carried out.”

Ms. Pamela A. Long	3.
Securities & Exchange Commission
October 12, 2005

Our reference to Alton was ambiguous in that it inferred we had commenced exploration work in 2001. We have altered that reference so that it now reads:

“Alton Ventures, Inc., a reporting issuer, was incorporated in 2001 and is involved in exploration in north-western Ontario; it has recently (September, 2005) commenced phase I exploration work on its property.”

10.

We have altered the second paragraph of the Conflicts of Interest section to eliminate the inference that Cavalier is involved in “mining” or “mining operations” by removing these words and referencing that Cavalier is solely involved in “exploration” such that the paragraph now reads:

“In the future, such corporations of which Mr. Williams may become a member of the board of directors, may participate in the same properties or projects. Joint ventures in acquiring and exploring natural resources are frequent in the industry. He could be presented other exploration opportunities which would force him to determine which company to offer the project to and from where to seek the appropriate funding. As a result there may be situations which involve a conflict of interest. Mr. Williams will attempt to avoid dealing with such other companies in such situations where conflicts might arise and will also disclose all such conflicts and will govern himself in respect thereof to the best of his abilities. In any event, it would be incumbent upon him to notify Cavalier and the other boards of directors that may be involved of his conflict of interest.”

Management’s Discussion, Analysis of Financial Condition and Results of Operations

11.	We have added a paragraph to the beginning of the section under discussion stating:

“Prior to the commencement of phase I of the work program, Cavalier will maintain its business and will remain compliant with regulatory requirements but will not advance its business plan until the sale of shares contemplated by this registration statement is completed. At that time we will engage our consulting engineer in preparation for the commencement of phase I.

Description of the Property Under Option

12.

We have removed any reference to history or results that are not directly related to the properties that we have the right to explore. Under Previous Work, the section has been revised to read in its entirety:

“No previous work has been performed on the property”

13.	We have removed any reference to technical terms such that the Regional Geology section now reads in its entirety:

Ms. Pamela A. Long	4.
Securities & Exchange Commission
October 12, 2005

“The area is part of the Casa Berardi Berntbush portion of the Abitibi Greenstone Belt. The rocks in the claim area are ancient in nature, generally associated with the oldest Precambrian era and are mainly comprised of iron rock forming silicas. The claim block is situated in a regional iron formation and, therefore, a favourable base metal and precious metal host rock series may exist on the property. These factors merely indicate the possibility of gold being found on the Casa claim group. However, until exploration work is completed it should be assumed that there is no gold on the property.

The principle exploration effort in the past 25 years has been base metal exploration using electromagnetic methods for outlining conductors. Gold analysis was not routinely done during these base metal programs, and, as a result, the gold potential for the area was not assessed. The claims present additional challenges for exploration as the area is covered by significant deposits of overburden and there are no significant outcroppings. Therefore, the property has not been subject to previous gold exploration activities.”

Previous Work

14.	We refer you to our response to item 12.

Yours truly,
THE CAVALIER GROUP

/s/ “Gerald W. Williams”

Gerald W. Williams
President